UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Weight Watchers International, Inc.

(Exact name of registrant as specified in its charter)

Virginia	001-16769	11-6040273
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

675 Avenue of the Americas, 6th Floor, New York, New York	10010
(Address of principal executive offices)	(Zip code)

Michael F. Colosi, General Counsel and Secretary	212-589-2700

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Weight Watchers International, Inc. (the “Company”) for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at www.weightwatchersinternational.com under the Conflict Minerals tab of the Corporate Responsibility section of such website.

Item 1.02 Exhibit

As specified in Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Weight Watchers International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Nicholas P. Hotchkin	May 31, 2017
Name:	Nicholas P. Hotchkin	(Date)
Title:	Chief Financial Officer & Member,
Interim Office of the Chief Executive Officer

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report of Weight Watchers International, Inc.